Filed Pursuant to Rule 433
Registration No. 333-221301
September 10, 2019

WPX ENERGY, INC.

Pricing Term Sheet

$600,000,000 5.250% Senior Notes due 2027

This term sheet supplements the information set forth in the Prospectus Supplement, subject to completion, dated September 10, 2019 to the Prospectus dated November 2, 2017 (the “Preliminary Prospectus Supplement”). Terms used in this term sheet but not defined herein will have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	WPX Energy, Inc.

Distribution:	SEC registered

Ratings:*	B1 (Moody’s) / BB- (S&P) / BB (Fitch)

Trade Date:	September 10, 2019

Settlement Date:

September 24, 2019

It is expected that delivery of the notes offered pursuant to this prospectus will be made to investors on or about September 24, 2019, which will be the tenth business day following the date of this prospectus (such settlement being referred to as “T+10”). Under Rule 15c6-1 of the Exchange Act as currently in effect, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the notes are delivered will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade such notes prior to their date of delivery hereunder should consult their advisors.

Day Count:	30/360

Denominations:	$2,000 x $1,000

Title of Securities:	Senior Notes due 2027

Principal Amount:	$600,000,000

Maturity Date:	October 15, 2027

Coupon:	5.250%

Interest Payment Dates:	April 15 and October 15 of each year, beginning April 15, 2020

Interest Record Dates:	April 1 and October 1

Public Offering Price:	100.000%

Yield to Maturity:	5.250%

Underwriting Discounts and Commissions:	1.250%

Net Proceeds, Before Expenses, to WPX Energy, Inc.:	$592,500,000

Use of proceeds:

We intend to use the net proceeds of this offering to fund the Concurrent Tender Offers. Any excess net proceeds will be used for general corporate purposes, which may include the repayment or repurchase of outstanding indebtedness.

CUSIP / ISIN:	98212B AJ2 / US98212BAJ26

Optional Redemption:	At any time prior to October 15, 2022, make-whole call at the Treasury Rate + 50 bps plus accrued and unpaid interest.

	On or after	Price
	October 15, 2022	102.625%
	October 15, 2023	101.750%
	October 15, 2024	100.875%
	October 15, 2025 and thereafter	100.000%
	in each case, plus accrued and unpaid interest.

Equity Clawback:	Up to 35% at 105.250% prior to October 15, 2022

Change of Control:	Putable at 101% of principal plus accrued and unpaid interest

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc. Credit Agricole Securities (USA) Inc. Wells Fargo Securities, LLC Barclays Capital Inc. Citigroup Global Markets Inc.

Joint Lead Managers:	RBC Capital Markets, LLC TD Securities (USA) LLC

Co-Managers:

BBVA Securities Inc.
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
Credit Suisse Securities (USA) Inc.
Goldman, Sachs & Co. LLC
BOK Financial Securities, Inc.
ABN AMRO Securities (USA) LLC
Capital One Securities, Inc.
CIBC World Markets Corp.
ING Financial Markets LLC
PNC Capital Markets LLC
SunTrust Robinson Humphrey, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Changes from the Preliminary Prospectus Supplement

The aggregate principal amount of the notes offered hereby is $600 million, an increase of $100 million from the Preliminary Prospectus Supplement.  We intend to use the additional proceeds from the offering of the notes to fund the Concurrent Tender Offers. We expect to increase the total amount of the Concurrent Tender Offers from $450 million to $550 million.  The maximum aggregate principal amount of the 2023 Notes that may be purchased in the Concurrent Tender Offers remains $150.0 million. Any excess net proceeds will be used for general corporate purposes, which may include the repayment or repurchase of outstanding indebtedness.

As of June 30, 2019, after giving effect to this offering and the Concurrent Tender Offers, assuming that the Concurrent Tender Offers are fully subscribed and an aggregate of $550 million of the Tender Notes is purchased pursuant to the Concurrent Tender Offers, we would have had total indebtedness of $2,229 million (including $600 million in aggregate principal amount of the notes offered hereby but excluding $42 million of outstanding letters of credit issued under the Credit Facility) and an additional $1,458 million available for borrowing under our Credit Facility (after giving effect to $42 million of outstanding letters of credit issued under the Credit Facility).

Corresponding changes and any consequential changes will be made throughout the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or by e-mailing dg.prospectus_requests@baml.com, J.P. Morgan Securities LLC toll-free at 1-866-803-9204, or MUFG toll-free at 1-877-649-6848.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR OTHER NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.